

September 16, 2011

Via E-mail
Ms. Trisha Malone
Chief Financial Officer
Kensington Leasing LTD.
1005 S. Center St.
Redlands, CA 92373

> **Re: Kensington Leasing LTD.**
> **PRE 14A Filed June 10, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 0-53559**

Dear Ms. Malone:

        We issued comments to your Company on the above captioned filings on August 1, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 26, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments or contact us by September 26, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Kevin Stertzel at 202-551-3723 if you have any questions.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant Chief Accountant